DIANA CONTAINERSHIPS INC.
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece

                                                  March 16, 2018

VIA EDGAR SUBMISSION
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4628

RE:
Notice of Disclosure filed in Diana Containership Inc.'s Form 20-F for the year ended 2017 under Section 219 of Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Diana Containerships Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended 2017, which was filed with the U.S. Securities and Exchange Commission on March 16, 2018.

Respectfully submitted, DIANA CONTAINERSHIPS INC.
By:	/s/ Andreas Michalopoulos
Name: Andreas Michalopoulos
Title: Chief Financial Officer and Treasurer